UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                     America Online Latin America, Inc.
                    ------------------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
          --------------------------------------------------------
                      (Title of Class and Securities)

                                 02365B100
                -------------------------------------------
                               (CUSIP Number)

                           Alfredo Egydio Setubal
                              Banco Itau, S.A.
                      Rua Boa Vista, 185 - 8(0) andar
                      01014-913 - Sao Paulo-SP, Brazil
                               55-11-237-3002

                                  Copy to:
                              Paul T. Schnell
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              August 29, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



                                Schedule 13D

     This is Amendment No. 1 to the Schedule 13D filed August 21, 2000, by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa - Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal ("Mr. Setubal"), Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (the "Schedule 13D"). Capitalized terms used but not described herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5 is hereby supplemented as follows:

            Pursuant to the repurchase agreements described in Item 6 of this Schedule 13D, Itau and Itau Bank entered into derivative securities transactions with respect to their 23,775,000 and 7,925,000 Shares, respectively. Itau and Itau Bank retained the right to direct the voting of, ultimate control over the disposition of, and pecuniary interest in, all such Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
            -----------------------------------

            Item 6 is hereby supplemented as follows:

            On August 29, 2000, Itau Bank entered into derivative securities transactions with respect to 7,925,000 Shares with Goldman Sachs International, a company incorporated under the laws of England and Wales ("Goldman"). Itau Bank purchased call options from Goldman to repurchase such Shares and issued put options to Goldman to require Itau Bank to repurchase such Shares (such transactions, collectively, the "Goldman Repurchase Transactions") pursuant to confirmations between Itau Bank and Goldman under a Master Agreement, dated as of August 22, 2000, between Itau Bank and Goldman (collectively, the "Goldman Repurchase Agreements"). These put and call options are divided into five tranches of 1,320,834, 3,249,250, 1,320,833, 1,320,833 and 713,250 options, expiring August 29,
2001, August 29, 2002, August 29, 2003, August 29, 2004 and August 29,
2005, respectively, with an initial purchase price of US$8.00 and with equivalent put and call strike prices of US$8.4704, US$8.1593, US$8.1991, US$8.1207 and US$8.0784, respectively.

            On August 29, 2000, Itau entered into derivative securities transactions with respect to 23,775,000 Shares with UBS AG, a bank organized under the laws of Switzerland (the "UBS"). Itau purchased call options from UBS to repurchase such Shares and issued put options to UBS to require Itau to repurchase such Shares (such transactions, collectively, the "UBS Repurchase Transactions") pursuant to confirmations entered between Itau and UBS under a Master Agreement, dated as of October 23, 1997, between Itau and UBS, (collectively, the "UBS Repurchase Agreements"). These put and call options are divided into five tranches of 3,963,292, 9,904,665, 3,963,292, 3,963,292 and 1,980,459 options, expiring
August 29, 2001, August 29, 2002, August 29, 2003, August 29 2004 and
August 29, 2005, respectively. The options' initial purchase price and strike price is 100% of the initial price, or US$8.00 per share.

            Each of the foregoing options is a European-style option and is exercisable on the exercise date.

            The foregoing summary of certain provisions of the Goldman Repurchase Agreements and the UBS Repurchase Agreements is not intended to be complete and is qualified in its entirety by the complete text of such documents, which are included as Exhibits 7-8 to this Schedule 13D and are incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Item 7 is hereby supplemented as follows:

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements")1

Exhibit 8. Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between
            Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase Agreements")1

--------
   1 Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  BANCO ITAU, S.A.

                  By:  /s/ Roberto Egydio Setubal
                  Name:    Roberto Egydio Setubal
                  Title:   President and Chief Executive Officer


                  By:  /s/ Henri Penchas
                  ---------------------------------------------------
                  Name:    Henri Penchas
                  Title:   Senior Vice-President




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date




                  ITAU BANK, LTD.

                  By: /s/ Roberto Egydio Setubal
                  ---------------------------------------------
                  Name:   Roberto Egydio Setubal
                  Title:  Director


                  By: /s/ Henri Penchas
                  ---------------------------------------------
                  Name:   Henri Penchas
                  Title:  Director




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date




                  ITAUSA - INVESTIMENTOS ITAU, S.A.

                  By:  /s/ Olavo Egydio Setubal
                  ---------------------------------------------
                  Name:    Olavo Egydio Setubal
                  Title:   President


                  By:  /s/ Henri Penchas
                  Name:    Henri Penchas
                  Title:   Executive Director




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date



                  COMPANHIA ESA

                  By: /s/  Eudoro Libanio Villela
                  ---------------------------------------------
                  Name:    Eudoro Libanio Villela
                  Title:   President


                  By: /s/  Olavo Egydio Setubal
                  ---------------------------------------------
                  Name:    Olavo Egydio Setubal
                  Title:   Vice-President




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  ROBERTO EGYDIO SETUBAL

                  /s/  Roberto Egydio Setubal
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  OLAVO EGYDIO SETUBAL

                  /s/  Olavo Egydio Setubal
                  ---------------------------------------------




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  MARIA DE LOURDES EGYDIO VILLELA

                  /s/ Maria de Lourdes Egydio Villela
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  ALFREDO EGYDIO ARRUDA VILLELA FILHO

                  /s/ Alfredo Egydio Arruda Villela Filho
                  ---------------------------------------------




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  ANA LUCIA DE MATTOS BARRETTO VILLELA

                  /s/ Ana Lucia de Mattos Barretto Villela
                  ---------------------------------------------




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  EUDORO LIBANIO VILLELA

                  /s/  Eudoro Libanio Villela
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  MARIA DE LOURDES ARRUDA VILLELA

                  /s/  Maria de Lourdes Arruda Villela
                  ---------------------------------------------




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  RICARDO VILLELA MARINO

                  /s/  Ricardo Villela Marino
                  ---------------------------------------------




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  RODOLFO VILLELA MARINO

                  /s/  Rodolfo Villela Marino
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  ALFREDO EGYDIO SETUBAL

                  /s/  Alfredo Egydio Setubal
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  JOSE LUIZ EGYDIO SETUBAL

                  /s/  Jose Luiz Egydio Setubal
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  MARIA ALICE SETUBAL

                  /s/  Maria Alice Setubal
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  OLAVO EGYDIO SETUBAL JUNIOR

                  /s/  Olavo Egydio Setubal Junior
                  ---------------------------------------------



                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  PAULO SETUBAL NETO

                  /s/  Paulo Setubal Neto
                  ---------------------------------------------




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 12, 2000
                                          Date


                  RICARDO EGYDIO SETUBAL

                  /s/  Ricardo Egydio Setubal
                  ---------------------------------------------




                               EXHIBIT INDEX


Exhibit 1.  Joint Filing Agreement, dated as of August 22,
            2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements").1

Exhibit 8. Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between
            Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase Agreements").1

--------
            1 Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.


Exhibit 7



Exhibit 8